082-03470



ITC

100 Inspiring Years
1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260





6th October, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th September, 2010

We enclose the Company's Shareholding Pattern as on quarter ended 30th September, 2010 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

dw 10/13

(I)(a) Statement showing Shareholding Pattern

Name of the Company : ITC Limited
Scrip Code, Name of the scrip, class of security : Scrip Code - ITC (NSE), 500875 (BSE) , 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares
Quarter ended : 30th September, 2010

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	0	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(B)	**Public shareholding**						N.A.	N.A.
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds / UTI	268	1096368201	1095834141	14.33	14.28		
(b)	Financial Institutions / Banks	131	7181005	6561070	0.10	0.09		
(c)	Central Government / State Government(s)	0	0	0	0.00	0.00		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	26	1668517368	1657758618	21.81	21.73		
(f)	Foreign Institutional Investors	638	1086254617	1085950327	14.20	14.15		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	**1063**	**3858321191**	**3846104156**	**50.44**	**50.25**		
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	3880	434517320	432851400	5.68	5.66		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	366088	735149242	560178313	9.61	9.58		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	677	154626623	131071893	2.02	2.01		
(c)	Any Other :							
	(i) NRIs	6084	41816421	28060366	0.55	0.54		
	(ii) Foreign Companies	11	2414701854	1625754	31.56	31.45		
	(iii) Foreign Nationals	11	466296	22056	0.01	0.01		
	(iv) Trust	55	3504236	3504236	0.04	0.05		
	(v) Clearing Members	474	6688435	6688435	0.09	0.09		
	Sub-Total (B)(2)	**377280**	**3791470427**	**1164002453**	**49.56**	**49.39**		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**378343**	**7649791618**	**5010106609**	**100.00**	**99.64**	N.A.	N.A.
	TOTAL (A) + (B)	**378343**	**7649791618**	**5010106609**	**100.00**	**99.64**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	27573942	27537942	N.A.	0.36	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	**378345**	**7677365560**	**5037644551**	**xxx**	**100.00**	0	0.00


ITC Limited
37, J. L. Nehru Road, Kolkata-71
ITC Limited

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	**0**	**0.00**	**0**	**0.00**	0.00


ITC Limited
37, J. L. Nehru Road, Kolkata-71
ITC Limited

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	1985564880	25.86
2	Life Insurance Corporation of India	1021267772	13.30
3	Specified Undertaking of the Unit Trust of India	896721090	11.68
4	Myddleton Investment Co. Limited	324207960	4.22
5	The New India Assurance Company Limited	169078670	2.20
6	General Insurance Corporation of India	146255158	1.91
7	The Oriental Insurance Company Limited	139681560	1.82
8	National Insurance Company Limited	131422220	1.71
9	ICICI Prudential Life Insurance Company Ltd.	121238617	1.58
10	Rothmans International Enterprises Limited	103303260	1.35
	Total	**5038741187**	**65.63**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	**0**	**0.00**


ITC Limited
37, J. L. Nehru Road, Kolkata-71
ITC Limited

(III)(a) **Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.**

(Give description of voting rights for each class of security.

Class X:

Class Y: NOT APPLICABLE

Class Z:)

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	**Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	**Foreign**						
(a)	Individuals (Non–Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	**Public shareholding**						N.A.
(1)	**Institutions**						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	**Non-Institutions**						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.00	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	0.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	0.00	0.00	
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0



ITC Limited
37, J.L. Nehru Road, Kolkata-71
ITC Limited